06005960

AB 3/23/06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-43821

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
The Carson Medlin Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4100 West Kennedy Blvd., Suite 305
(No. and Street)

Tampa, Florida 33602
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William G. Medlin, Chairman (813) 289-1154
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ferrell & Moses, P.A.
(Name – *if individual, state last, first, middle name*)

501 So. Dakota Ave., Ste 1 Tampa, Florida 33606
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 17 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2006
WASH. D.C.
160

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William G. Medlin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Carson Medlin Company, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MYLA ANN CLANTON
MY COMMISSION # DD345637
EXPIRES: October 03, 2008
1-800-3-NOTARY Fl. Notary Discount Assoc. Co.

Myla Ann Clanton
Notary Public

William G. Medlin
Signature

Chairman
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE CARSON MEDLIN COMPANY

FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

THE CARSON MEDLIN COMPANY
TABLE OF CONTENTS

DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker or Dealer

Name: The Carson Medlin Company

Address: 4100 West Kennedy Blvd., Suite 305
Tampa, FL 33602

Telephone: (813) 289-1154

SEC Registration Number: 8-43821

NASD Registration Number: 028567

(ii) Accounting Firm

Name: Ferrell & Moses, P.A.

Address: 501 So. Dakota Ave., Ste. 1
Tampa, FL 33606

Telephone: (813)254-7222

Accountant's State Registration Number: AD0024890

(iii) Audit date covered by the Agreement:

December	31	2005
(Month)	(Day)	(Year)

(iv) The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

( ) is for the annual audit only for the fiscal year ending 2____*

(X) is of a continuing nature providing for successive annual audits.

* if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), NASD may deem the audit of the broker-dealer to not have been filed.

Signature: William G. Medlin

Name: William G. Medlin

(By Firm's FINOP or President)

Title: President Date:

FINANCIAL STATEMENTS

FERRELL & MOSES, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

501 S. DAKOTA AVENUE,
SUITE 1
TAMPA, FL 33606
TELEPHONE: (813) 254-7222
FAX: (813) 254-2280

WILLIAM J. FERRELL, C.P.A.
DOLORES C. O'HARA, C.P.A.

MEMBERS
FLORIDA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
The Carson Medlin Company
Tampa, Florida

We have audited the accompanying balance sheets of The Carson Medlin Company as of December 31, 2005 and 2004, and the related statements of operations, stockholders' equity, cash flows and changes in subordinated borrowings for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Carson Medlin Company at December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of expressing an opinion on the basic financial statements taken as a whole. The supplementary information included is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange

Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ferrell & Moses

Ferrell & Moses, P.A.
Certified Public Accountants

Tampa, Florida
February 21, 2006

THE CARSON MEDLIN COMPANY
BALANCE SHEET

ASSETS

	DECEMBER 31, 2005	DECEMBER 31, 2004
CURRENT ASSETS		
Cash	$ 154,672	$ 24,125
Accounts receivable	36,542	24,088
Total current assets	191,214	48,213
FIXED ASSETS		
Furniture and equipment, net of accumulated depreciation of $52,082 and $58,143	20,954	14,733
OTHER ASSETS		
Deposits	2,500	2,650
Total assets	$ 214,668	$ 65,596

LIABILITIES AND STOCKHOLDERS' EQUITY

	2005	2004
CURRENT LIABILITIES		
Payroll taxes payable	$ 302	$ 284
Interest payable	7,013	5,363
Total current liabilities	7,315	5,647
COMMITMENTS AND CONTINGENT LIABILITIES		
Subordinated notes	33,000	33,000
Total liabilities	40,315	38,647
STOCKHOLDERS' EQUITY		
Common stock, 7,500 authorized shares, $1.00 par value, 400 shares issued and outstanding	400	400
Additional paid-in-capital	49,600	49,600
Retained earnings	124,353	(23,051)
Total stockholders' equity	174,353	26,949
Total liabilities and stockholders' equity	$ 214,668	$ 65,596

See Notes to Financial Statements

THE CARSON MEDLIN COMPANY
STATEMENTS OF OPERATIONS

	FOR THE YEARS ENDED DECEMBER 31, 2005	2004
Commissions and fees	$ 1,012,439	$ 715,572
Cost of services including general and administrative expenses	865,883	618,795
Operating income	146,556	96,777
Other income (expense)		
Interest income	2,514	447
Interest expense	(1,666)	(1,717)
Total other income (expense)	848	(1,270)
Net income	$ 147,404	$ 95,507

See Notes to Financial Statements

THE CARSON MEDLIN COMPANY
STATEMENTS OF STOCKHOLDERS' EQUITY

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS
Balance at January 1, 2004	$ 400	$ 49,600	$ 5,442
Net income			95,507
Stockholder distributions			(124,000)
Balance at December 31, 2004	400	49,600	(23,051)
Net income			147,404
Balance at December 31, 2005	$ 400	$ 49,600	$ 124,353

See Notes to Financial Statements

THE CARSON MEDLIN COMPANY
STATEMENTS OF CASH FLOWS

	FOR THE YEARS ENDED DECEMBER 31, 2005	2004
CASH FLOWS FROM (USED BY) OPERATING ACTIVITIES:		
Net income	$ 147,404	$ 95,507
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation and amortization	7,740	4,469
Change in current assets and liabilities:		
Decrease (increase) in accounts receivable	(12,454)	13,821
Decrease (increase) in deposits	150	(610)
Increase (decrease) in accounts payable	0	(64)
Increase (decrease) in payroll taxes payable	18	284
Increase (decrease) in interest payable	1,650	1,651
Net cash provided (used) by operating activities	144,508	115,058
CASH FLOWS FROM (USED BY) INVESTING ACTIVITIES:		
Purchase of furniture and equipment	(13,961)	0
CASH FLOWS FROM (USED BY) FINANCING ACTIVITIES:		
Stockholder distributions	0	(124,000)
NET INCREASE (DECREASE) IN CASH	130,547	(8,942)
CASH AT BEGINNING OF YEAR	24,125	33,067
CASH AT END OF YEAR	$ 154,672	$ 24,125

Supplemental disclosures of cash flow information:

	2005	2004
Cash paid during the year for:		
Interest	$ 16	$ 66
Income taxes	0	0

See Notes to Financial Statements

THE CARSON MEDLIN COMPANY
STATEMENTS OF CHANGES IN SUBORDINATED BORROWINGS

Subordinated borrowings at January 1, 2004	$	33,000
Increase (decrease) in subordinated borrowings		0
Subordinated borrowings at December 31, 2004		33,000
Increase (decrease) in subordinated borrowings		0
Subordinated borrowings at December 31, 2005	$	33,000

See Notes to Financial Statements

THE CARSON MEDLIN COMPANY
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 and 2004

Note 1 - Summary of Significant Accounting Policies

(a) Description of the Business

The Carson Medlin Company (the Company), a Florida corporation, was incorporated in February, 1991. The Company's principal activity is providing merger and acquisition consulting services to financial institutions throughout the United States.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is subject to certain rules and regulations of the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and various state regulatory agencies. The Company has offices in Tampa, Florida and Raleigh, North Carolina.

(b) The Company maintains its books and records on the accrual basis of accounting.

(c) Cash consisted of $154,641 and $24,094 in an interest bearing account, and $31 and $31, in non-interest bearing accounts at December 31, 2005 and 2004 respectively. Periodically, the Company has maintained balances in various operating accounts in excess of federally insured limits.

(d) Income taxes – The Company, with the consent of its stockholders, elected under the Internal Revenue Code to be an S corporation effective January 1, 1997. In lieu of corporate income taxes, the stockholders are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for current federal or state income taxes has been included in the December 31, 2005 and 2004 financial statements.

(e) Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 – Summary of Significant Accounting Policies, continued

(f) Fair value of financial instruments – The estimated fair value of financial instruments has been determined by the Company using available market information and appropriate data methodologies. However, considerable judgment is required in interpreting data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The fair value estimates presented herein are based on pertinent information available to management as of December 31, 2005. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements and current estimates of fair value may differ significantly from the amounts presented herein. The fair values of cash and accounts receivable approximate carrying value due to their short term nature. The fair value of debt is estimated using current market rates and instruments with the same risk and maturities. The fair value of such liabilities approximate their carrying value.

Note 2 - Officers Life Insurance

The Company is the owner and beneficiary of a term insurance policy on the life of an officer. The policy has a face value of $100,000.

Note 3 - Property and equipment

Property and equipment consists of the following:

	December 31,	
	2005	2004
Office furniture & equipment, at cost	$ 73,036	$ 72,876
Less accumulated depreciation	52,082	58,143
Property and equipment, net	$ 20,954	$ 14,733

Property and equipment, stated at cost, are being depreciated using declining balance and straight line methods over their useful lives of five to seven years. Depreciation expense amounted to $7,740 and $4,469 for the years ended December 31, 2005 and 2004, respectively.

Note 4 -Subordinated Borrowings

The borrowings under a subordination agreement at December 31, 2005 is as follows:

Subordinated note, 5 percent, due September 30, 2007	$ 33,000

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 5 - Profit Sharing Plan

The Company established a defined contribution profit sharing plan, effective January 1, 1996, covering full time employees who have completed one year of service as defined in the plan. Contributions to the plan are made at the sole discretion of the Board of Directors. No contribution was made during the years ended December 31, 2005 and December 31, 2004.

Note 6 - Commitments and Contingencies

The company leases office space in Tampa, Florida under an operating lease expiring in 2006 and office space in Raleigh, North Carolina under an operating lease that expires in 2006. The Company is also responsible for its proportionate share of increases in operating expenses, real estate taxes and utilities. Lease and rent expense was $27,339 in 2005 and $25,599 in 2004.

<u>Note 7</u> - Regulatory Requirements

Pursuant to the net capital provisions of Rule 15c 3-1 of the Securities and Exchange Commission, the Company is required to maintain minimum capital, as defined, equal to the greater of $5,000 or 6-2/3 % of aggregate indebtedness, as defined. At December 31, 2005 and 2004, the Company had net capital of $147,327 and $18,448 respectively, which is in excess of its required net capital of $5,000 by $142,327 and $13,448 respectively.

The Company is exempt from Rule 15c 3-3 of the Securities and Exchange Act of 1934 pursuant to the provisions of subparagraph K 2 (ii). Therefore, the computations for determination of reserve requirements and information for possession or control requirements pursuant to Rule 15c3-3 are not required.

<u>Note 8</u> – Related Party Transactions

The Company paid $9,000 to South Glenwood Company, LLC for office space lease obligations during the year ended December 31, 2005. The sole shareholder of the Company is the only member of South Glenwood Company, LLC.

SUPPLEMENTARY INFORMATION

THE CARSON MEDLIN COMPANY
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES EXCHANGE ACT OF 1934

	FOR THE YEARS ENDED DECEMBER 31, 2005	2004
COMPUTATION OF NET CAPITAL		
Stockholders' equity	$ 174,353	$ 26,949
Add subordinated borrowings allowable in computation of net capital	33,000	33,000
Total capital and allowable subordinated borrowings	207,353	59,949
Less non-allowable assets:		
Petty cash	30	30
Accounts receivable	36,542	24,088
Furniture and equipment, net	20,954	14,733
Other assets	2,500	2,650
Total non-allowable assets	60,026	41,501
Net capital	$ 147,327	$ 18,448
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Payroll taxes payable	$ 302	$ 284
Interest payable	7,013	5,363
Total aggregate indebtedness	7,315	5,647
Minimum net capital at 6 2/3% of aggregate indebtedness	$ 488	$ 376
MINIMUM DOLLAR NET CAPITAL REQUIREMENT	$ 5,000	$ 5,000
NET CAPITAL REQUIRED	$ 5,000	$ 5,000
NET CAPITAL IN EXCESS OF REQUIREMENT	142,327	13,448
NET CAPITAL	$ 147,327	$ 18,448
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.05 to 1	.31 to 1
RECONCILIATION OF REPORTED NET CAPITAL		
Net capital, per FOCUS report	$ 147,327	$ 18,876
Auditors adjustments		
Adjust payroll taxes payable	0	(428)
Net capital, as stated above	$ 147,327	$ 18,448

See Notes to Financial Statements

FERRELL & MOSES, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

501 S. DAKOTA AVENUE,
SUITE 1
TAMPA, FL 33606
TELEPHONE: (813) 254-7222
FAX: (813) 254-2280

WILLIAM J. FERRELL, C.P.A.
DOLORES C. O'HARA, C.P.A.

MEMBERS
FLORIDA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

REPORT ON INTERNAL CONTROLS

To the Board of Directors
The Carson Medlin Company
Tampa, Florida

We have audited the accompanying financial statements of The Carson Medlin Company as of and for the years ended December 31, 2005 and 2004, and have issued our report thereon dated February 21, 2006. As part of our audit, we made a study and evaluation of the Company's system of internal accounting controls to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g); in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); in making quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by Rule 17a-13, and the procedures for determining compliance with the exemptive provision of Rule 15c3-3(e). We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customers securities.

The management of the Company is responsible for establishing and, maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether these practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purposes described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of The Carson Medlin Company taken as a whole. However, our study and evaluation disclosed no condition that we believe to be a material weakness. The Company was in compliance with the conditions of the exemption provisions of Rule 15c3-3 and no facts came to our attention which indicated such conditions have not been complied with.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations. Practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory organizations that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934, and should not be used for any other purpose.

Ferrell & Moses

Ferrell & Moses, P.A.
Certified Public Accountants

Tampa, Florida
February 21, 2006